Cleary Gottlieb Steen & Hamilton llp

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October 30, 2012

via edgar

Mr. Daniel F. Duchovny, Special Counsel
Mr. Edwin Kim, Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yucheng Technologies Limited Schedule 13E-3 Filed August 24, 2012 File No. 005-82213

Dear Messrs. Duchovny and Kim:

On behalf of Yucheng Technologies Limited, a company organized under the laws of the British Virgin Islands (“Yucheng” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 24, 2012 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-82213 (the “Amendment No. 1”), filed on October 10, 2012 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) filed concurrently with the submission of this letter.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of Mr. Weidong Hong, Ms. Hong Wu, Ms. Yun Shi, Mr. Dong Wang, Mr. Steve Shiping Dai, Ms. Rebecca B. Le, Mr. Chun Zheng, Mr. Xun Yang, Ms. Weihua Hong, Mr. Lijing Ren, Ms. Yanmei Wang, Ms. Danhui Ma, Ms. Xinmin Yu, New Sihitech Limited, New Sihitech Acquisition Limited, Sihitech Company Limited, CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited, China Everbright Limited, ROTH Capital Partners LLC (“Roth”) or Lazard Asia (Hong Kong) Limited (“Lazard”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Securities and Exchange Commission	- 2 -	October 30, 2012

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2. In addition, a marked copy of the Schedule 13E-3 to show changes between the Amendment No. 2 and the Amendment No. 1 is being provided to the Staff via email.

*        *       *

Schedule 13E-3/A

1.	We note your response to prior comment 4. Please tell us, with a view toward revised disclosure, why you have not provided the ratio of earnings to fixed charges in US dollars for 2011.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 81 of the Amendment No. 2.

Revised Proxy Statement

2.	Please fill in the blanks in your proxy statement.

The Company respectfully advises the Staff that it is considering the engagement of a proxy solicitation agent and the date for calling the shareholders meeting and will fill in the blanks in the proxy statement in due course.

Special Factors

Background of the Merger, page 19

3.	We note your response to prior comment 14 regarding Lazard’s contact with Shah Capital Management, Inc. Please revise your disclosure on page 23 to disclose Shah Capital Management’s response to Lazard’s inquiry as to whether they would vote in favor of the proposed transaction. Also, please revise to describe the proposed transaction presented by Lazard to Shah Capital Management on behalf of Mr. Hong “based on the information then publicly available.” By July 26, 2012, the only publicly available description of the proposed transaction was disclosed in a May 21, 2012 press release by the board. However, since the date of the press release, there had been a significant amount of negotiation and revisions of major terms of the proposed transaction between the Mr. Hong and the independent committee.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 23 of Amendment No. 2. The Buyer Group respectfully advises the Staff that Shah Capital was not advised of the status or content of the negotiations subsequent to the date of the Company's press release on May 21, 2012.

4.	We note your response to prior comment 15. Please revise to clarify why Shah Capital Management was not considered to be part of the Buyer Group.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 23 of Amendment No. 2. The Buyer Group respectfully advises the Staff that at no time were there any substantive discussions between the Buyer Group and Shah Capital relating to the transaction other than the discussion with respect to Shah Capital's intention to vote as disclosed in the Schedule 13E-3.

Securities and Exchange Commission	- 3 -	October 30, 2012

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

5.	In your response to prior comment 19, you indicate on page 27 that Mr. Hong did not indicate whether he would leave Yucheng Technologies if you remained a public company. Please revise to provide a discussion whether the independent committee considered rejecting the Buyer Group’s offer and remain a public company.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 27 of the Amendment No. 2.

6.	We reissue prior comment 20. Note that your directors and officers are considered your affiliates and that unless all directors and officers hold Excluded Shares, which does not appear to be the case, then the Roth opinion and your fairness determination are addressed to a different group of security holders.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 27 of the Amendment No. 2.

Certain Financial Projections, page 35

7.	We reissue prior comment 25. Please tell us the assumptions and estimates or revise the disclosure to describe them.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 35 of the Amendment No. 2.

8.	You provide additional projections on page 36 in response to prior comment 26, but you still indicate on page 21 that this section contains summarized financial projections. Please revise to disclose the full projections provided to Roth or explain why they are not material.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to pages 21 and 36 of the Amendment No. 2.

Opinion of Roth, the Independent Committee’s Financial Advisor

Selected Comparable Transaction Analysis, page 40

9.	We note your response to prior comment 29 regarding your use of blended multiples of Application Software Company and IT Consulting Business Company transactions. You indicate on page 41 your description of 87% of your prior fiscal year’s revenues as consisting of “Software and Solutions” comprising of revenues in both categories. Please revise to provide some quantitative and/or qualitative disclosure that indicates the nature of the split of your total revenue between the Application and IT Consulting Business categories and provide a discussion as to why the use of the blended multiples is appropriate in your Selected Comparable Transactions Analysis.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 41 of the Amendment No. 2.

Securities and Exchange Commission	- 4 -	October 30, 2012

Analyses of Implied Premia, page 42

10.	Your response to prior comment 31 indicates that Roth believes the use of privatizations of formerly U.S. listed Chinese companies for use in its implied premia analysis is appropriate because such a specific market is “unique,” as disclosed on page 42. Please revise to clarify why Roth or you believe such a sample is unique or appropriate under this valuation method.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 42 of the Amendment No. 2.

Material U.S. Federal Income Tax Consequences, page 84

11.	We note your response to prior comment 35, but you still refer to this section as providing a summary “for general information purposes only …” on page 84. Please remove this statement in your next amendment.

The Amendment No. 1 has been revised to reflect the Staff’s comment. Please refer to page 84 of the Amendment No. 2.

*        *       *

Securities and Exchange Commission	- 5 -	October 30, 2012

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Weidong Hong, Ms. Hong Wu, Ms. Yun Shi, Mr. Dong Wang, Mr. Steve Shiping Dai, Ms. Rebecca B. Le, Mr. Chun Zheng, Mr. Xun Yang, Ms. Weihua Hong, Mr. Lijing Ren, Ms. Yanmei Wang, Ms. Danhui Ma, Ms. Xinmin Yu, New Sihitech Limited, New Sihitech Acquisition Limited, Sihitech Company Limited, CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited and China Everbright Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920-1090.

Very truly yours,

/s/ Ling Huang

Ling Huang, Esq.

:

cc:	Peter X. Huang, Esq.
Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

Andrew Hudders

Golenbock Eiseman Assor Bell & Peskoe

437 Madison Avenue - 40th Floor

New York, New York 10022

Securities and Exchange Commission	- 6 -	October 30, 2012

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of October 24, 2012 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-82213 (the “Amendment No. 1”), filed on October 10, 2012 by Yucheng Technologies Limited and the other filings persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yucheng Technologies Limited
By:	/s/ Yingjun Li
Name:	Yingjun Li
Title:	Director

Sihitech Company Limited
By:	/s/ Weidong Hong
Name:	Weidong Hong
Title:	Director

New Sihitech Limited
By:	/s/ Weidong Hong
Name:	Weidong Hong
Title:	Director

New Sihitech Acquisition Limited
By:	/s/ Weidong Hong
Name:	Weidong Hong
Title:	Director

Weidong Hong
By:	/s/ Weidong Hong

Hong Wu
By:	/s/ Hong Wu

Yun Shi
By:	/s/ Yun Shi

Securities and Exchange Commission	- 7 -	October 30, 2012

Dong Wang
By:	/s/ Dong Wang

Steve Shiping Dai
By:	/s/ Steve Shiping Dai

Rebecca B. Le
By:	/s/ Rebecca B. Le

Chun Zheng
By:	/s/ Chun Zheng

Xun Yang
By:	/s/ Xun Yang

Weihua Hong
By:	/s/ Weihua Hong

Lijing Ren
By:	/s/ Lijing Ren

Yanmei Wang
By:	/s/ Yanmei Wang

Danhui Ma
By:	/s/ Danhui Ma

Xinmin Yu
By:	/s/ Xinmin Yu

CSOF FinTech Limited
By:	/s/ Liu Cheng
Name:	Liu Cheng
Title:	Director

CEL FinTech Limited
By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

China Special Opportunities Fund III, L.P.
By:	/s/ Liu Cheng
Name:	Liu Cheng
Title:	Authorized Signatory

CSOF III GP Limited
By:	/s/ He Ling
Name:	He Ling
Title:	Director

Securities and Exchange Commission	- 8 -	October 30, 2012

Forebright Partners Limited
By:	/s/ Liu Cheng
Name:	Liu Cheng
Title:	Director

Windsor Venture Limited
By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

China Everbright Limited
By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director